BYLAWS

OF

SCENEBOT INC.

A CALIFORNIA CORPORATION

ARTICLE I

SHAREHOLDERS

1.1 Annual Shareholder Meeting. An annual shareholders' meeting shall be held each year in January. Annual meetings shall be held at the principal executive office of the corporation or at any other place, including virtually, as may be determined by the board of directors and designated in the notice of the meeting.

1.2. Special Shareholder Meetings. Special shareholders' meetings may be called for any purpose. Such meetings may be called at any time by the board or a majority of shareholders. On the written request of any person or persons entitled to call a special meeting, the secretary shall inform the board of directors as to the call, and the board shall fix a time and place for the meeting. If the board fails to fix the time and place, the meeting shall be held at the principal executive office of the corporation at a time fixed by the secretary.

1.3. Action by Written Consent. Any action required by law to be taken at a shareholders' meeting, except for the election of directors, and any other action that may be taken at a shareholders' meeting may be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on that action were present and voted, if the consents of all shareholders entitled to vote were solicited in writing. Directors may not be elected by written consent except by unanimous written consent of all shares entitled to vote for the election of directors.

1.7. Voting.

(a) Until otherwise voted, Only the original One Million Shares issued shall be entitled to one vote on each matter submitted to a vote at a meeting of shareholders. The affirmative vote of the majority of shares represented at a meeting at which the three original shareholders are present shall be the act of the shareholders unless a vote by classes is required by the articles of incorporation, these bylaws, or the laws of California.

(b) If expanded to include all shares, future voting rights of all shares of the corporation shall be subject to the restrictions set forth in a shareholders' agreement. All persons purchasing shares in the corporation subsequent to the execution of the agreement shall, as a condition precedent to becoming shareholders of the corporation, become parties to the agreement.

ARTICLE II

BOARD OF DIRECTORS

2.1. General Powers. Subject to the limitations of the articles of incorporation, these bylaws, and the California General Corporation Law (Corp. Code, §§ 100 et seq.) concerning corporate action that must be authorized or approved by the shareholders of the corporation, all corporate powers shall be exercised by or under the authority of the board of directors, and the business and affairs of the corporation shall be controlled by the board.

2.2. Number, Tenure, Qualifications, and Election.

The board of directors shall consist of Antonio Dutra, Stuart Alexander and Michael Hennesy, The number of directors may be increased or decreased from time to time by approval of the outstanding shares. The directors of the corporation shall be elected at the annual shareholders' meeting, or at a meeting held in lieu of that meeting as provided in these Bylaws and shall serve until the next succeeding annual meeting and until their successors have been elected and qualified.

2.3. Board Meetings.

(a) The board of directors shall hold an organizational meeting immediately following each annual shareholders' meeting. Regular meetings of the board of directors shall be held at the times as fixed by a resolution of the board.

(b) Special meetings of the board may be called at any time by the chairman, chief executive officer, or majority of members of the board.

(c) Members of the board may participate in a meeting through use of conference telephone, electronic video screen communication, or other communications equipment. Participation in a meeting through use of conference telephone constitutes presence in person at that meeting pursuant to this subsection (c) as long as all members participating in the meeting are able to hear one another. Participation in a meeting through the use of communications equipment other than conference telephone constitutes presence in person at that meeting pursuant to this subsection (c) as long as each member participating in the meeting can communicate with all other participants concurrently; each member may participate in all matters before the board, including proposing or objecting to a specific action to be taken by the corporation; and the corporation verifies prior to the meeting that persons participating in the meeting are entitled to participate, and that any action or vote taken at the meeting is taken only by the directors.

2.4. Voting. The three directors shall constitute the transaction of business, and the acts of the majority of directors shall constitute the acts of the board of directors. Every act or decision done or made by the board of directors shall be done or made at a meeting called and held as shall be provided by these bylaws.

2.5. Vacancies. A vacancy in the board of directors, except a vacancy occurring by the removal of a director, may be filled by the vote of of the remaining directors. Each director so elected shall hold office for the unexpired term of his or her predecessor in office. Any directorship that is to be filled as a result of an increase in the number of directors must be filled by election at an annual or special shareholders' meeting called for that purpose.

2.6. Indemnification. The corporation shall indemnify all persons who have served or may serve at any time as officers or directors of the corporation and their heirs, executors, administrators, successors, and assigns, from and against any and all loss and expense, including amounts paid in settlement before or after suit is commenced, and reasonable attorney's fees, actually and necessarily incurred as a result of any claim, demand, action, proceeding, or judgment that may be asserted against any such persons, or in which these persons are made parties by reason of their being or having been officers or directors of the corporation. This right of indemnification shall not exist in relation to matters as to which it is adjudged in any action, suit, or proceeding that these persons are liable for negligence or misconduct in the performance of duty and in any case the right to indemnification under Section 2.6 of these Bylaws shall be subject to the approval of a majority of disinterested directors.

ARTICLE III

OFFICERS

3.1. Officers. The corporation shall have as officers a president, treasurer, and secretary ("Principal officers"). The board of directors, in its discretion, may appoint any additional officers it feels are in the best interest of the corporation.

3.2. Powers and duties. The powers and duties of the several officers shall be as provided from time to time by resolution or other directive of the board of directors. In the absence of such provisions, the respective officers shall have the powers and shall discharge the duties customarily and usually held and performed by like officers of corporations similar in organization and business purposes to this corporation.

3.3. Election and Term of Office. The principal officers of the corporation shall be elected by the board of directors at its organizational meeting immediately following the annual shareholders' meeting or as soon after that meeting as practicable. Subordinate officers may be elected from time to time as the board may see fit. Each officer shall hold office until his or her successor is elected and qualified, or until his or her resignation, death, or removal.

3.4. Removal. Any officer may be removed from office at any time, with or without cause, on the affirmative vote of a majority of the board of directors. Removal shall be without prejudice to any contract rights of the removed officer.

3.5. Vacancies. Vacancies in offices, however occasioned, may be filled by election by the board of directors at any time for the unexpired terms of such offices.

3.6. Compensation.

(a) No salary or other compensation for services as an officer of the corporation shall be paid unless and until that salary or other compensation has been approved by an affirmative vote at a shareholders' meeting by shareholders owning at least a majority of the outstanding shares of the corporation.

(b) No bonus or share in the earnings or profits of the corporation shall be paid to any of the officers, directors, or employees of the corporation except pursuant to a plan adopted at a meeting called and held for the purpose by the holders of record of a majority of the outstanding shares of the corporation.

(c) No officer shall be disqualified from receiving a salary by reason of his or her also being a director of the corporation.

ARTICLE IV

STOCK CERTIFICATES AND SHARE TRANSFERS

4.1 Form of Certificate. The shares of the corporation shall be represented by certificates signed by the president. Any or all of the signatures may be facsimile.

4.2. Transfers.

(a) All of the issued and outstanding shares of the corporation shall be made subject to restrictions on their transferability by agreement among the holders of the shares. A copy of this agreement shall be kept on file with the corporation's secretary, and shall be subject to inspection by shareholders of record and bona fide creditors of the corporation at all reasonable times during business hours.

(b) Subject to (a) above, transfers of shares of the corporation shall be made in the manner specified in the California Uniform Commercial Code [Uniform Commercial Code §§ 8101 et seq.]. The corporation shall maintain share transfer books, and any transfer shall be registered on those books only on the request and the surrender of the endorsed share certificate representing the transferred shares. The board of directors may appoint one or more transfer agents or transfer clerks and one or more registrars as custodians of the transfer book, and may require that all transfers to be made with, and all share certificates to bear the signatures of, any of them. The corporation shall have the absolute right to recognize as the owner of any shares issued by it, for all proper corporate purposes, including the voting of the shares and the issuance and payment of dividends on the shares, the person or persons in whose name the certificate representing the shares stands on its books. However, if a transfer of shares is made solely for the purpose of furnishing collateral security, and if this fact is made known to the secretary of the corporation, or to the corporation's transfer agent or transfer clerk, the record entry of the transfer shall state the limited nature of that transfer.

ARTICLE V. AMENDMENTS

5.1. These bylaws may be altered, amended or repealed or new bylaws may be adopted by the stockholders or by the board of directors, when such power is conferred upon the board of directors by the certificate of incorporation at any regular meeting of the stockholders or of the Board of Directors or at any special meeting of the stockholders or of the board of directors if notice of such alteration, amendment, repeal or adoption of new bylaws be contained in the notice of such special meeting. If the power to adopt, amend or repeal bylaws is conferred upon the board of directors by the certificate or incorporation it shall not divest or limit the power of the stockholders to adopt, amend or repeal bylaws.

CERTIFICATE OF SECRETARY OF

SCENBOT, INC., A CALIFORNIA CORPORATION

The undersigned hereby certifies that he or she is the duly elected and acting Secretary of Scenebot, Inc., a California corporation (the "Corporation"), and that the Bylaws attached hereto constitute the Bylaws of said Corporation as duly adopted by Action by Written Consent in Lieu of Organizational Meeting by the Directors on February 19, 2016.

IN WITNESS WHEREOF, the undersigned has hereunto subscribed his/her name this 19th day of February, 2016.



_____, Secretary

MICHAEL HENNESY

PERTINENT MINUTES FROM INITIAL BOARD MEETING

If there are any discrepancies between the above bylaws and the agreements from these notes, the board meeting notes will take precedence.

We have a few things to discuss here, starting with our corporate bylaws. As we discussed, we are going to be naming Stuart Alexander as the President and CEO of Scenebot, Michael Hennesy, as the Vice President and Secretary of Scenebot, and Antonio Dutra, as the Chairman of the Board. Is this agreeable to all? Agreed, agreed, approved, approved. And so it is resolved

We have attained "C" corp. status in the U.S. We have our EIN #, which is completed. We have our contract with the developer, signed. We have engaged and hired a law firm (Thompson, Coburn – Washington, DC.). We have our bank account opened with Bank of America. We have filed our information with the secretary of the State of California. So, all of the paperwork is done.

We have to move on to the stock issuance agreement, while we wait to draw up a more formal agreement, what we have agreed to is the stock split of the million shares issued, is 450 shares to Antonio Dutra. Actually you want the shares under Dutra International correct? Antonio Dutra responds, "That is correct." 450,000 shares, which is 45% to Dutra International, 420,000 shares, 42%, to Stuart Alexander, and 13%, 130,000 shares to Michael Hennesy. We are also going to, on Stuart Alexander's 42%, 1% or 10,000 shares will be held back in reserve for incentives to employees and people that are going to be working for the company. I put that out for approval. Approved, approved, approved. So, it is therefore resolved. Resolved! Also, within the stock issue agreement, until the formal one is drawn up, all parties agree that the shares will be non-transferable until the time that the agreement is in place. Parties also agree that all shares are equal, and if diluted, will be diluted equally. Approved? Approved. Agreed, agreed, agreed, agreed. So, it is resolved? Resolved! Okay.

the board will consist of Antonio Dutra, Chairman of the Board, Michael Hennesy, and Stuart Alexander as board members. Right. Is that agreed upon? Agreed, agreed. So it is resolved.

An amendment to 1.7 has been approved **allowing all 2,527,120 currently issued common shares** (allowing all shares and classes of Common Stock) to be (have) equal voting shares (rights).

*Full transcription of the minutes are available and on file with the corporation.

*See cap table for current stock structure

Amended 9/20/21

[signature]